Exhibit 99.1

Vision Marine Secures U.S. Battery Supply Chain Through Strategic Expansion with Octillion Power Systems

U.S.-Assembled 45.36 kWh High-Voltage Packs from Nevada Facility to Promote Accelerated OEM and Consumer Growth Through E-Motion™ Platform

Montreal, QC, June 11, 2025 – Vision Marine Technologies Inc. (NASDAQ: VMAR) (“Vision Marine” or the “Company”), a pioneer in high-voltage electric marine propulsion systems, today announced a major milestone in its U.S. scale-up strategy: the expansion of its longstanding partnership with Octillion Power Systems, a top-tier U.S.-based lithium-ion battery manufacturer, to produce Vision-branded high-voltage battery packs dedicated exclusively to the American market.

Under the terms of the agreement, Octillion will assemble Vision Marine’s new proprietary 45.36 kWh battery packs at its state-of-the-art facility in Nevada, aiding in fast, cost-efficient distribution across North America. These batteries are designed to support both Vision Marine’s OEM integrations and consumer-facing electric boat offerings, delivering increased power, extended range, and improved performance—while reducing total system cost and simplifying logistics.

This renewed and enhanced partnership establishes a partial U.S. supply chain for Vision Marine’s proprietary E-Motion™ 180E electric outboard system, unlocking key efficiencies. In addition to supporting factory integration with third-party manufacturers, the partnership provides a reliable and consistent battery supply for Vision Marine’s direct-to-consumer electric boat sales, including those produced under formal production agreements with multiple established boat manufacturers. These vessels are sold through Vision Marine’s channels while retaining the original manufacturer’s branding, enabling broad market reach without altering brand identity.

“Octillion has been an integral technology partner to Vision Marine for several years, powering our most high-performance programs—including multiple electric world speed record boats,” said Alexandre Mongeon, CEO of Vision Marine Technologies. “With this expanded partnership and the support of Octillion’s Nevada facility, we are positioned to scale commercial deliveries and prepare for our next record-setting performance with more power and higher efficiency.”

Founded in 2009 and headquartered in California, Octillion Power Systems is a global leader in lithium-ion battery technology, with over 2 million battery systems deployed across electric vehicles, industrial equipment, and energy storage sectors. Octillion brings deep technical expertise and proven large-scale manufacturing capabilities—essential components to Vision Marine’s growth roadmap.

“Having collaborated with Vision Marine since 2021 on the development of this American-built, marine-dedicated battery platform has been both technically rewarding and strategically significant,” said Paul Beach, President of Octillion Power Systems. “We are proud to manufacture these 45.36 kWh packs at our Nevada facility and to work in close alignment with Vision Marine’s team as they scale delivery and continue to push the boundaries of electric propulsion on water.”

In addition to supporting near-term production, Octillion’s close proximity and embedded technical collaboration introduce a new phase in Vision Marine’s development strategy. By aligning with a team that has delivered over 2 million battery systems globally, Vision Marine is now embracing a more agile, partner-integrated model of innovation, leveraging Octillion’s energy systems expertise to guide refinements and influence the evolution of future battery architectures.

The battery systems being manufactured by Octillion are integrated with Vision Marine’s patent-pending proprietary high-voltage marine propulsion powertrain —the first battery pack purpose-built for electric marine propulsion. Engineered to meet the demanding conditions of marine use, these packs deliver enhanced energy density, ruggedness, and integration simplicity—promoting optimal performance across a wide range of recreational and commercial applications.

The packs will be available exclusively with the E-Motion™ 180E outboard and offered as part of a fully integrated, plug-and-play powertrain solution. Designed for rapid OEM adoption and simplified factory installation, this system addresses long-standing industry barriers to electric adoption—namely cost, complexity, and limited performance.

By leveraging Octillion’s Nevada-based production infrastructure and forward-leaning technical engagement, Vision Marine becomes the first company in North America offering a fully industrialized, high-voltage electric marine outboard system with a U.S.-sourced battery solution —positioning the Company to meet growing demand for electrified boating while supporting regulatory and content compliance initiatives.

With domestic battery sourcing secured, enhanced pack performance, and ongoing collaboration with Octillion’s technical team, Vision Marine enters the second half of 2025 with the foundation to scale its go-to-market operations and accelerate its innovation agenda. As the Company advances, it remains committed to shaping the future of marine electrification by embracing cross-functional partnerships and leading-edge development models to bring next-generation technologies to the water.

About Octillion Power Systems
Octillion Power Systems is a U.S.-based global provider of advanced lithium-ion battery solutions for electric mobility and stationary energy storage. With over 2 million battery packs shipped worldwide, Octillion specializes in scalable, safe, and high-performance battery packs for transportation, industrial, and grid-connected applications. Visit www.octillion.us to learn more.

About Vision Marine Technologies Inc.
Vision Marine Technologies Inc. (NASDAQ: VMAR) is a pioneer in marine electrification. Its flagship E-Motion™ 180E system is a fully integrated high-voltage electric outboard powertrain built for OEM adoption at scale. Vision Marine designs and manufactures electric propulsion systems and boats to transform recreational and commercial boating into a zero-emission experience. Learn more at www.visionmarinetechnologies.com

Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements.” These statements include, but are not limited to, expectations regarding the benefits of the new patent, its impact on future product development and original equipment manufacturer integrations, and Vision Marine’s competitive position. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Factors that could affect results are discussed in the Company’s filings with the Securities and Exchange Commission. Vision Marine undertakes no obligation to update any forward-looking statements except as required by law.

Investor & Company Contact

Vision Marine Technologies

Bruce Nurse – Investor Relations

(303) 919-2913

bn@v-mti.com

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